Exhibit (a)(1)(vii)

FORM OF COMMUNICATION TO ELIGIBLE PERSONS PARTICIPATING IN THE OFFER CONFIRMING RECEIPT OF ELECTION FORM

Date:
To:	CC Media Officers and Employees Eligible to Participate in the Stock Option Exchange Program
From:	CC Media Holdings, Inc.
Re:	Confirmation of Receipt of Election Form

This message confirms that we have received your Election Form indicating your election to participate in the Offer. This confirmation should not, however, be construed to imply that the Election Form or any other documents that you have submitted have been properly completed or are otherwise in proper form or that we have accepted your Eligible Options for exchange. If your Election Form are properly completed and signed, and all eligibility requirements are met, we expect to accept your Eligible Options for exchange, subject to the terms and conditions set forth in the Offer, promptly following the expiration of the Offer at 5:00 p.m., EST, on March 21, 2011, unless the Offer is extended by us. All properly tendered Eligible Options listed on your Eligible Option Information Sheet will be cancelled upon expiration of the Offer.

Unless you withdraw your tendered Eligible Options before 5:00 p.m., EST, on March 21, 2011 (or, if the Offer is extended, before the new expiration date), we will, subject to the conditions of the Offer, cancel all Eligible Options that you have properly tendered for exchange. If you do not withdraw your tendered Eligible Options and we accept your Eligible Options for exchange, promptly following the expiration of this Offer we will provide you with a “confirmation letter” confirming that your Eligible Options have been accepted for exchange and have been cancelled. Your Election Form may be revoked at any time by delivering a properly completed and signed Withdrawal Form before the expiration of the Offer.

You should direct questions about the Offer or requests for assistance (including requests for additional or paper copies of the Offer to Exchange, the Election Form, the form of Replacement Option Agreement and your Eligible Option Information Sheet or other documents relating to this Offer) to Penn King, Vice President, Total Rewards, at CC Media Holdings, Inc., 200 East Basse Road, San Antonio, Texas 78209 or by calling (210) 832-3488 or sending an email to stockplans@clearchannel.com.

(a)(1)(vii)-1